Via EDGAR and Facsimile

Errol Sanderson	July 14, 2009
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4631
Washington, DC 20549-7010

Re:	Flow International Corporation Registration Statement on Form S-3 File No. 333-160076
Dear Mr. Sanderson:
Pursuant to Rule 461 under the Securities Act of 1933, Flow International Corporation (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to July 16, 2009 at 12 p.m. Washington, D.C. time, or as soon thereafter as practicable.
The Company hereby acknowledges that:
1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, or require any additional information, please do not hesitate to call Stephen Evans at K&L Gates, the Company’s outside counsel, at (206) 370-6650.
Very truly yours,
/s/ John Leness
John Leness
General Counsel

cc:	K&L Gates LLP